

12061024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC Mail Processing
RECEIVED
FEB 29 2012
WASH., D.C.
196
SECTION

SEC FILE NUMBER
8- 51748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUHNS BROTHERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD
(No. and Street)

LIME ROCK	CT	06039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DRAKE (860) 435-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT DRAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUHNS BROTHERS SECURITIES CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Catherine S. Dougan
Notary Public-Connecticut
My Commission Expires
July 31, 2013

Notary Public

Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUHNS BROTHERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Kuhns Brothers Securities Corporation
Lakeville, CT

We have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 21, 2012

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 110,519
Receivable from broker-dealer	20,160
Accounts receivable	150
Deposit with clearing organization	25,546
Customer list, at cost less accumulated amortization of $54,250	35,750
Equipment, at cost less accumulated depreciation of $31,255	-
Total assets	$ 192,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses	$ 3,849
Accrued payroll taxes	222
Accrued clearing expenses	11,593
Accrued commissions	479
Unsecured debit liability	2,409
Total liabilities	$ 18,552
Stockholders' equity	
Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding	$ 1
Additional paid-in capital	1,757,828
Retained earnings (deficit)	(1,584,256)
Total stockholders' equity	$ 173,573
Total liabilities and stockholders' equity	$ 192,125

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commission income	$ 14,384
Fee income	22,217
Interest income	309
Other income	48,815
Total revenue	85,725
Expenses:	
Communications	12,947
Occupancy	146,360
Employee compensation and benefits	453,580
Consulting Expense	28,264
Regulatory and professional fees	55,299
Clearing Expense	50,000
Other expenses	102,322
Customer reimbursement	119,479
Depreciation & amortization	6,000
Total expenses	974,251
Net income (loss) before taxes	(888,526)
Provision for income taxes	866
Net income	$ (889,392)

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at beginning of the year	$ 1	$ 902,828	$ (694,864)	$ 207,965
Capital contributions		855,000	-	855,000
Net income (loss)	-	-	(889,392)	(889,392)
Balance at end of the year	$ 1	$ 1,757,828	$ (1,584,256)	$ 173,573

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ (889,392)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	6,000
Decrease in due from broker-dealer	2,159
Decrease in due from affiliate	70
Decrease in accounts payable	(5,934)
Decrease in accrued payroll taxes	(332)
Increase in accrued clearing expense	1,488
Decrease in unsecured debit liability	(1,547)
Decrease in due to affiliate	(1,013)
Decrease in accrued commissions	(2,862)
Net cash provided (used) by operating activities	$ (891,363)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Capital contributions	855,000
Net increase (decrease) in cash	$ (36,363)
Cash at the beginning of the year	146,882
Cash at end of the year	$ 110,519
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 866

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 2011 was $0.

Compensated Absences
Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

Management's Review for Subsequent Events
Management had evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $137,127 at December 31, 2011, which exceeded required net capital of $5,000 by $132,127. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 13.5%.

NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.
The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal tax expense on a separate return basis. The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 0	$ 866	$ 866
Deferred	0	0	0
	$ 0	$ 866	$ 866

The Company receives or remits amounts currently receivable or payable from or to its parent company, Kuhns Brothers, Inc. No amount was due to or from the parent as of December 31, 2011.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2011.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases for the next two years are as follows:

2012	$106,951
2013	90,606
Total	$197,557

Rent expense for the year ending December 31, 2011 was $134,853.

NOTE 6- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $889,392 for the year ended December 31, 2011. This loss has reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholders have been providing working capital funds in order to provide time for management to increase the Company's revenue. Due to the nature of the Company's main business, investment banking, the Company can have a large loss one year and a large profit the next year, depending upon how many projects were completed during the year. Management has several prospective projects for the next year and expects to see several of them close, bringing in more revenue. The Company's shareholders have committed to continuing to contribute capital until profits increase.

The ability of the Company to continue as a going concern is dependent upon the success of these actions. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

KUHNS BROTHERS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$	173,573
Total nonallowable assets from statement of financial condition		(36,446)
Net capital before haircuts on securities positions	$	137,127
Haircuts on securities		-
Net capital	$	137,127
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	18,552
Total aggregate indebtedness	$	18,552
Percentage of aggregate indebtedness to net capital		13.5%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	1,237
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	132,127
Net capital less greater of 10% of A.I. or 120% of minimum	$	131,127

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

KUHNS BROTHERS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Kuhns Brothers Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kuhns Brothers Securities Corporation (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 21, 2012

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Board of Directors
Kuhns Brothers Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Kuhns Brothers Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Kuhns Brothers Securities Corporation's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Kuhns Brothers Securities Corporation's management is responsible for the Kuhns Brothers Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 21, 2012

KUHNS BROTHERS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 214**
Less Payments Made:		
Date Paid	**Amount**	
7/29/11	**$ 120**	
PY Overpay	**9**	
		(129)
Interest on late payment(s)		
Total Assessment Balance or overpayment and Interest Due		**$ 85**
Payment made with Form SIPC 7		**$ 85**

See Accountant's Report

KUHNS BROTHERS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

Total revenue	**$ 85,725**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$ 85,725**
GENERAL ASSESSMENT @ .0025	**$ 214**

See Accountant's Report